December 16, 2008

William J. Severance
Senior Vice President and Chief Accounting Officer
Travelport Limited
400 Interpace Parkway, Building A
Parsippany, NJ 07054

> **Re: Travelport Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **File No. 333-141714**
> **Response Letters Dated October 17, 2008 and December 8, 2008**

Dear Mr. Severance:

We refer you to our comment letters dated September 26, 2008 and November 21, 2008 regarding business contacts with Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance